SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                      WILDER RICHMAN RESOURCES CORPORATION
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                      WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

ITEM 1.     SUBJECT COMPANY INFORMATION.

            The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), Real Estate Equity Partners, L.P., a Delaware limited partnership ("REEP"), and WRC-87A Corporation, a Delaware corporation ("WRC-87A"). Each General Partner owns approximately one-third of the outstanding general partners' interest in the Partnership.

            The Partnership is invested in two local operating partnerships: (i) the Columbia Westmont Associates, L.P., which owns The Westmont, a residential apartment property located in New York, New York and (ii) the Carrollton X Associates Limited Partnership, which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (collectively, the "Properties").

            The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership ("Units"). According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 31, 2004, there were 984,369 Units issued and outstanding as of December 31, 2003.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

            WRRC, in its capacity as one of the General Partners, is the Person filing this Statement. The business address and telephone number of WRRC are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

            This Statement relates to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the SEC on September 1, 2004 by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Statement is being filed in response to the offer by AIMCO/Bethesda to purchase Units at an offer price of $23.30 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 1, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement (collectively, the "Offer Documents"), which, as amended and supplemented from time to time, together constitute the tender offer (the "Offer").

            According to the Schedule TO, the business address of AIMCO/Bethesda is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership is a limited partnership and has no executive officers or directors. Mr. Richard P. Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC. Mr. Robert H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC. WRRC owns 50% of the equity interest in WRC-87A and Real Estate Equity Partners Inc. ("REEPI"), the general partner of REEP, owns the remaining 50% of the equity interests of WRC-87A. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A. REEP is an affiliate of AIMCO/Bethesda, which is making the Offer.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and the Partnership, the other General Partners (including the officers and directors of the other General Partners) or any other affiliates of the Partnership or the other General Partners on the other, except to the extent noted in (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2003 filed with the SEC on March 31, 2004 and incorporated herein by reference in its entirety as Exhibit 99.2 to this Statement, (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2004 filed with the SEC on May 17, 2004 and incorporated herein by reference in its entirety as Exhibit 99.3 to this Statement, and (iii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended June 30, 2004 filed with the SEC on August 16, 2004 and incorporated herein by reference in its entirety as Exhibit 99.4 to this Statement.

            West Putnam Housing Investors II LLC, an affiliate of WRRC and the general partners of Columbia Westmont Associates, L.P., which is the local operating partnership that owns The Westmont (one of the Properties), owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, an affiliate of WRRC and the sole managing member of West Putnam Housing Investors II LLC, owns 47,211 Units, representing approximately 4.8% of the outstanding Units.

            AIMCO/Bethesda, which is making the Offer, controls REEP, one of the three General Partners, through its general partner. Also, AIMCO/Bethesda controls a 50% interest in WRC-87A, another one of the General Partners. The officers and directors of WRC-87A consist of Terry Considine, the chairman and chief executive officer of AIMCO, the publicly-traded parent of AIMCO/Bethesda, and Richard Paul Richman, the president and a director of WRRC.

            Except as aforesaid, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and AIMCO/Bethesda, its executive officers, directors or affiliates on the other.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            For the reasons set forth below, WRRC recommends against accepting the Offer, except for holders of Units who, because of their individual circumstances, require liquidity in their investment at this time. WRRC believes that Unit holders may realize significantly greater value through a sale of the Properties and has begun to investigate such a course of action.

Reasons for Not Accepting the Offer at this Time

            AIMCO/Bethesda's assumed capitalization rates may be too low. For this reason, affiliates of WRRC which own Units do not intend to tender their Units in the Offer. AIMCO/Bethesda admitted in the Offer to Purchase included in the Schedule TO that the offer price may be less than liquidation value. In addition, AIMCO/Bethesda stated that it did not obtain a third-party valuation or appraisal and did not arrive at the offer price of $23.30 per Unit based on arm's-length negotiations. Instead, AIMCO/Bethesda applied assumed capitalization rates to the operating results of each of the Properties for 2003 to calculate a gross valuation of the Properties. AIMCO/Bethesda then added to this amount certain other assets of the Partnership and subtracted mortgage debt and other liabilities, to arrive at an estimated net valuation of the Partnership. The capitalization rates that AIMCO/Bethesda utilized for these purposes was 7.00% for The Westmont and 8.75% for the Fieldpointe Apartments, with a lower capitalization rate implying a higher gross valuation.

            WRRC believes that the capitalization rates used by AIMCO/Bethesda may be significantly too conservative. WRRC is aware of recent sales of properties in similar markets with implied capitalization rates that were significantly lower signifying significantly higher values than the rates utilized by AIMCO/Bethesda in its analysis. One of these properties was sold by an affiliate of WRRC. Although this property was in a different market than either of the Partnership's properties, in the opinion of WRRC its implied capitalization rate was substantially more favorable than the rates used by AIMCO/Bethesda for a property that WRRC regards as inferior to those in which the Partnership is invested. Significantly, the Offer to Purchase stated that the capitalization rates utilized by AIMCO/Bethesda were based on internal analyses, and AIMCO/Bethesda did not present a capitalization analysis based on actual sales in comparable markets.

            A sale of the properties may bring more value. WRRC believes that it is appropriate at this time to explore the possible sale of the Properties, which could lead to substantially higher returns to Unit holders than the valuations calculated by AIMCO/Bethesda. For this reason, WRRC is in discussions with a number of potential purchasers of the Properties. WRRC understands that the general partners of the local operating partnerships in which the Partnership is invested and that directly own the Properties are agreeable to pursuing a sale of the Properties at this time. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished within the next four to twelve months.

            Unit holders should continue to receive distributions while a sale of the Properties is negotiated. Unit holders have in recent years been receiving distributions from the Partnership equivalent to an 8% annual return. The amount of future distributions will depend upon future operating results.

            Other considerations. In making its general recommendation to refrain from accepting the Offer, WRRC is aware that the offer price of $23.30 is significantly higher than the reported trading prices of the Units over the past several years, which have not exceeded $13.50 based upon information published by The Direct Investment Spectrum and The American Partnership Board and reported in the Offer to Purchase. Also, in July 2000, an affiliate of WRRC conducted an offer to purchase Units at a price below the AIMCO/Bethesda offer price. WRRC believes that, as a result of the current low interest rate climate and the strong current sales market for rental apartment properties, the prospects for sale of the Properties are not reflected in the recent trading activity of the Units, which does not occur on any established trading market.

            WRRC also recognizes that there can be no guarantee that the Properties can be sold at prices whose implied valuations exceed those assigned to the Properties in the Offer. It is also possible that prices approximating the offer price may not be available to Unit holders at a later time should a sale of the Properties and liquidation of the Partnership in the next four to twelve months not occur. WRRC believes, however, that the potential for significantly greater value if the Properties are sold suggest a prudent course of not disposing of Units at this time at the price offered by AIMCO/Bethesda while a sale of the Properties is being pursued.

            Based on these considerations, WRRC believes that it is in the interest of Unit holders generally to refrain from accepting the Offer at this time, and to support the pursuit by WRRC of a possible sale of the Properties and a liquidation of the Partnership.

            If you have already tendered your Units in the Offer, you may wish to revoke your tender in light of the current discussions and negotiations in connection with the potential sale of the Properties and the liquidation of the Partnership, which may result in a substantially higher payment to Unit holders than the offer price in the Offer. Unit Holders will receive a letter setting forth the reasons for WRRC's recommendation, which letter will be accompanied by a form notice of withdrawal for use in revoking prior tenders to the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

            WRRC recognizes that the individual financial circumstances of each Unit holder are likely to be different, and there may be Unit holders for whom it is desirable to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the
Offer:

            Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after AIMCO/Bethesda accepted Units in the Offer, AIMCO/Bethesda would receive the distributions with respect to all accepted Units.

            Proration. AIMCO/Bethesda is offering to acquire the maximum number of Units allowed to be purchased under the Partnership's limited partnership agreement. The terms of the limited partnership agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers during the preceding twelve months. Therefore, AIMCO/Bethesda may only acquire a limited number of Units. Unit holders who tender in the Offer may retain a portion of the Units if the Offer is over-subscribed. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. WRRC notes that due to a restriction in the Partnership's limited partnership agreement, tendered Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

            Potential Control by AIMCO/Bethesda. Depending on the number of Units acquired by AIMCO/Bethesda in the Offer, investors who tender Units in the Offer but remain Unit holders following consummation of the Offer could be subject to control by AIMCO/Bethesda.

            Affiliates of AIMCO/Bethesda own approximately 16.51% of the outstanding Units. If AIMCO/Bethesda accepts an additional 33.5% of the outstanding Units, AIMCO/Bethesda and its affiliates will hold over 50% of the outstanding Units and would control the outcome of any vote requiring the approval of a majority of Unit holders.

            Tax consequences. All Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer to Purchase. If a Unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

            Conditions to the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of a 5% decline in the price of AIMCO's class A common stock; a 5% increase in LIBOR; a 5% decrease in the price of the 10-year Treasury Bond; or a 5% decrease in the S&P 500 Index or the Morgan Stanley REIT index, in each case measured between the last trading date preceding the date of the Offer and the close on the last trading day preceding the expiration of the Offer. It is also a condition of the Offer that there not be commenced or publicly proposed any other tender or exchange offer for the Units, that no person acquire or propose to acquire more than 5% of the Units and that there be more than 320 Unit holders following consummation of the Offer. See section 17 of the Offer to Purchase for a discussion of these and other conditions to the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by AIMCO/Bethesda in its reasonable discretion.

Intentions of Affiliates of WRRC

            Affiliates of WRRC own beneficially 233,428 Units, or approximately 23.71% of the outstanding Units. These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

            To the knowledge of WRRC, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership's behalf concerning the Offer. AIMCO/Bethesda, an affiliate of one of the General Partners, has indicated that it has retained The Altman Group, Inc. as information agent with respect to the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Effective September 1, 2004, West Putnam Housing Investors LLC, an affiliate of WRRC, acquired 250 Units which were offered for sale on an unsolicited basis by a Unit holder who wanted to liquidate immediately and who requested a price of $9.96 per Unit, despite the fact that the Unit holder was not encouraged by West Putnam Housing Investors LLC to sell Units at that time or at that price. Otherwise, no transactions in the Units have been effected during the past 60 days by WRRC or, to the knowledge of WRRC, by any of the executive officers, directors or affiliates of WRRC.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            To the knowledge of WRRC, the Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently in negotiations pursuing a sale of the Properties. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished within the next four to twelve months.

ITEM 8.     ADDITIONAL INFORMATION.

            Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders. Affiliates of WRRC may continue this practice, including during the pendency of the AIMCO/Bethesda offer.

ITEM 9.     EXHIBITS.

         (a)(1)(i) AIMCO/Bethesda Offer to Purchase Units of the Partnership, dated September 1, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

         (a)(1)(ii) Letter of Transmittal and related instructions, dated September 1, 2004 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

         (a)(1)(iii) Acknowledgement and Agreement, dated September 1, 2004
                     (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

         (a)(5)(i) Letter to Unit Holders of the Partnership, dated September 15, 2004.

         (a)(5)(ii)  Form of Notice of Withdrawal.

         (a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

         (a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

         (a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2004

                              WILDER RICHMAN RESOURCES CORPORATION

                              By: /s/ Richard P. Richman
                                 -------------------------------
                              Name:  Richard P. Richman
                              Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i) AIMCO/Bethesda Offer to Purchase Units of the Partnership, dated September 1, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

(a)(1)(ii) Letter of Transmittal and related instructions, dated September 1, 2004 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

(a)(1)(iii) Acknowledgement and Agreement, dated September 1, 2004 (filed as
            Exhibit (a)(3) to the Schedule TO filed with the SEC by AIMCO/Bethesda Holdings Acquisitions, Inc. on September 1, 2004).

(a)(5)(i)   Letter to Unit Holders of the Partnership, dated September 15, 2004.

(a)(5)(ii)  Form of Notice of Withdrawal.

(a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended
            December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

(a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

(a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

                                                              Exhibit (a)(5)(i)



                      WILDER RICHMAN RESOURCES CORPORATION
                             599 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 869-0900


                                             September 15, 2004


Dear Unit Holder of Secured Income L.P.:

      As you may know, a tender offer to purchase Units of your Partnership, Secured Income L.P., has been announced by AIMCO/Bethesda Holdings Acquisitions, Inc. at a purchase price of $23.30 per Unit. We, Wilder Richman Resources Corporation1 (WRRC), recommend against tendering your Units, unless you have a need for liquidity in your investment at this time.

      Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

      WRRC believes that Unit holders may realize significantly greater value through a sale of the properties and a liquidation of the Partnership. WRRC is in discussions with a number of potential purchasers for the properties, and believes that a sale of the properties could be accomplished within the next four to twelve months.

      AIMCO/Bethesda purports to base its price on capitalization rates of the Partnership's 2003 operating results. Under this method, one takes the income from each of the Company's two properties and divides it by capitalization rates (i.e., an interest rate) to arrive at a value for the properties. WRRC believes that the capitalization rates used by AIMCO/Bethesda may be overly conservative, so that the price at which AIMCO/Bethesda is offering to purchase your Units is much too low.

      Because of the potential for achieving significantly greater value if the properties are sold, we believe that it is prudent not to dispose of Units at this time at the price offered by AIMCO/Bethesda, while a sale of the properties is being pursued. Of course, there can be no guarantee that the properties can be sold at prices that would result in Unit values in excess of the price offered by AIMCO/Bethesda, or when a sale of the properties might occur.

      Affiliates of WRRC and the general partners of Columbia Westmont Associates, L.P., which owns one of the properties in which the Partnership is invested, currently hold 233,428 Units, or approximately 23.7% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion the AIMCO/Bethesda offer price is significantly less than the value of the Units if the properties are sold.

      If you have already tendered your Units in the AIMCO/Bethesda offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                              Very truly yours,

                              WILDER RICHMAN RESOURCES CORPORATION

----------------------
1 Your Partnership has three general partners. One of the general partners is wholly-owned by an affiliate of AIMCO/Bethesda, which is making the offer. The second general partner is jointly owned by an AIMCO/Bethesda affiliate and WRRC. WRRC is the third general partner.

                                                              Exhibit (a)(5)(ii)


                              NOTICE OF WITHDRAWAL


             The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to AIMCO/Bethesda Holdings Acquisitions, Inc. pursuant to their tender offer dated September 1, 2004, as amended to date.

Name of person who tendered Units: ____________________________________________

Name of registered Unit holder (if different):_________________________________

Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): __________


Date: _______________, 2004


____________________________________
Signature of Withdrawing Unit Holder


____________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS

      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the information agent for AIMCO at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed AIMCO's letter of transmittal in the same manner as such letter of transmittal was signed. The information agent and its contact information are as follows:

THE ALTMAN GROUP, INC.

By hand, mail, or
overnight courier:              By facsimile:
------------------              -------------

1275 Valley Brook Avenue        (201) 460-0050
Lyndhurst, New Jersey 07071


To confirm withdrawal by telephone, call toll free: (800) 217-9608